WORK Medical Technology Group LTD

November 15, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Ada D. Sarmento
Dorrie Yale

Re:	WORK Medical Technology Group LTD
Draft Registration Statement on Form F-1
Submitted on October 5, 2022
CIK No. 0001929783

Ladies and Gentlemen:

This letter is in response to the letter dated October 24, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For the purpose of the amended Draft Registration Statement on Form F-1 and this letter, references to “the Group” are to the Company, its British Virgin Islands subsidiary and its PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Shanghai Saitumofei Medical Treatment Technology Co., Ltd., Hunan Saitumofei Medical Treatment Technology Co., Ltd., Hangzhou Woli Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., and Hangzhou Hanshi Medical Equipment Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 3”) is being submitted confidentially to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Dividends and Other Distributions, page 8

1. We acknowledge your revised disclosures in response to prior comments 5 and 11. Please revise to clarify if Hangzhou Shanyou also declared dividends to Work Hangzhou, its 95% shareholder. Additionally, explain what you mean that Hangzhou Shanyou declared dividends to your COO and his spouse to offset amounts that Liwei Zhang and her affiliate owed to you. Please also add a risk factor to discuss risks arising from your reliance on a large number of related party transactions to conduct ordinary business transactions, or advise.

In response to the Staff’s comments, we revised the disclosures on page 9 to state that, since the reorganization of the Group on May 6, 2022, Work Hangzhou became the majority shareholder of Hangzhou Shanyou with 95% ownership, while Baiming Yu and Liwei Zhang became minority shareholders. Since such date, Hangzhou Shanyou has declared no other dividends to any of its shareholders.

Additionally, we revised our disclosure on the same page to clarify that the dividends declared by Hangzhou Shanyou were not paid by cash but were instead distributed in satisfaction of outstanding debt due from Liwei Zhang and Xiaoshan Ance Building Materials Firm, which entity is owned by Liwei Zhang, of $860,585 and $307,352, respectively.

Regarding the risks arising from our reliance on a large number of related party transactions to conduct ordinary business transactions, we believe that the Company is not currently relying on a large number of related party transactions to conduct ordinary business transactions. Nevertheless, we have added a risk factor regarding the PRC subsidiaries’ potential reliance on a large number of related party transactions to conduct ordinary business transactions in the future on page 43.

Intellectual Property, page 93

2. We note that certain of your patents will expire from 2023 through 2025 and refer to our prior comment 16 in our letter dated July 20, 2022. Please revise to disclose what effect, if any, you expect the expiration of these patents to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect.

In response to the Staff’s comments, we revised the disclosure on page 103 to provide an explanation of the anticipated effect on our patent portfolio and business upon the expiration of patents and the mitigating actions the PRC subsidiaries intend to undertake with respect to same.

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2022 and 2021

4. Inventories, net, page F-36

3. We note on page 64 that sales of masks decreased 93.0% due mainly to a decrease in demand and unit price. Please clarify for us how your determined that the net realizable value of the related finished goods inventory and work-in-process is not lower than its cost, as set forth in ASC 330-10-35-18. Provide any underlying analysis to support your conclusion that an impairment of inventory was not necessary for the six-month period ended March 31, 2022.

In response to the Staff’s comments, we respectfully advise the Staff that management conducted an analysis of its outstanding inventory as of March 31, 2022 and then reviewed a few factors including subsequent sales up to the end of August of 2022. As part of the analysis, management investigated the details of each product, with specific emphasis on the masks, because masks experienced a significant decline in unit price during the Company’s most current fiscal year and management was concerned that these products may be subject to impairment. However, management made the following observations during the investigation: 1) low-end masks with low price points only constituted a relatively small portion of the Company’s inventory at March 31, 2022, and these were the products that were most heavily impacted by price declines; 2) the Company had already recorded impairment charges during the year ended September 30, 2021 to reflect inventory at net realizable value; and 3) masks that were subject to price decline were not slow moving and in fact had been sold within approximately four months after March 31, 2022. Based on these observations, the Management concluded that further impairment which was above the amount recorded during the year ended September 30, 2021 would be immaterial and unnecessary.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC